March 26, 2008

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Gateway Tax Credit Fund III, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-17711.

Dear Mr. Woody:

This letter is in response to your comment letter dated March 12, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the fiscal year ended March 31, 2007

General

1.
Please tell us why each of your series should not be viewed as separate registrants.  We note that each series “comprising” Gateway Tax Credit Fund III, Ltd. is separate and distinct from each other.  In this regard, each of your series has different investors and the capital raised by each series was invested separately.  We also note that each series is liable only for obligations related to such series and investors are not subject to losses or liabilities of any series in which they have not invested.

The very definition of “registrant” in Rule 12b-2 precludes such treatment.  “Registrant” is defined as “an issuer of securities with respect to which a registration statement or report is to be filed.”  17 CFR 240.12b-2.  Section 3(8) of the Securities Exchange Act of
1934 (the “34 Act”) defines “issuer” as “any person who issues or propose to issue any security…” 15 United States Code §78b (8).
The term “person” is defined in section 3(9) of the 34 Act as “a natural person, company, government, or political subdivision,
agency, or instrumentality of government.”   15 United States Code §78b (9).  An individual series of limited partnership interests is not an issuer of securities, but securities themselves. Neither does the series come within the 34 Act’s definition of “person”. The entity issuing the series is a Florida limited partnership.  To treat a series of securities as the issuer of itself renders these various definitions tautological and thus meaningless.

There are numerous instances of a single issuer having multiple issues of different or similar securities.  General Motors Corporation, for example, pioneered the use of letter stock, in which a series of common stock of an issuer is associated with only one segment of a multiple segment business enterprise.  Many electric utilities issue not only common stock, but preferred stock in multiple series as well as mortgage bonds and unsecured debt.  In the case of GM’s letter stock, the investor in that security looks only to the earnings of the segment that was formerly Electronic Data Systems before it was acquired by General Motors.  In both of those examples, investors in those individual securities are different.  In the case of Gateway Tax Credit Fund III Ltd, there is only one legal entity that is the issuer. Treating each series of interests as a “registrant” would wreak havoc with the conceptual framework of the 34 Act as well as ignore the literal text of the 34 Act and Regulation 12b thereunder.

Treating each series as a separate registrant would also ignore Florida limited partnership law and the law of many other states which allow for multiple layers or series of equity investment.  Such treatment would “tear apart” what state law allows to be combined in one entity.  Having multiple series also provides a mechanism to share overhead costs such as organizational expenses, administrative expenses and state fees over a larger group of investors while enabling the partnership to raise capital in distinct funding lots that can be phased to align with the annual tax credit allocation processes of the various states.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
March  26, 2008

Item 2. Properties

2.
We note your response to prior comment 1 and we are unable to agree with your position.  It appears that you are required to provide separate summarized financial information for each individual project partnership under the guidance of Rule 4-08(g) of Regulation S-X where the significance level of an individual project partnership exceeds 10% relative to the financial statements of the particular series to which the individual project partnership relates.  Further, it appears that you are required to provide separate financial statements under the guidance of Rule 3-09 of Regulation S-X where the significance level of an individual project partnership exceeds 20% relative to the financial statements of the particular series to which the individual project partnership relates.  Please amend your filing to address this comment.

Based upon the Company’s position that the “registrant” is the Limited Partnership entity as a whole and not the individual series therein, as more fully discussed in the response to comment 1 above, the Company believes it has appropriately applied the provisions of Rule 4-08(g) of Regulation S-X.  Specifically, within Item 8 Financial Statements, of the Company’s Annual Report on Form 10-K,
within Note 5 the Company presents summarized balance sheets and statements of operations aggregating the Project Partnerships associated with not only each series of the Company, but also for all series combined.  Further, the largest individual project partnership investment of the Company (associated with any series therein) comprised 8.8%, 8.8% and 9.1% of the Company’s total assets as of
March 31, 2007, June 30, 2007, and September 30, 2007, respectively.  Therefore, there are not any individual project partnership investments which meet the criteria in Rule 3-09 of Regulation S-X (specifically Reg 210.1-02(w) of Regulation S-X as referenced within
Rule 3-09).

On behalf of the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
      Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the
      Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)